UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2025 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On November 26, 2025, PolyPid Ltd. (the “Registrant”) increased the maximum aggregate offering price of its ordinary shares, no par value per share, (the “Ordinary Shares”) issuable under its Sales Agreement (the “Sales Agreement”) with Oppenheimer & Co. Inc., dated November 8, 2024, from $8,250,000 to $15,000,000. A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Sales Agreement is attached as Exhibit 5.1 hereto.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034)  and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662 and File No. 333-289570) filed  with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
23.1	Consent of Sullivan & Worcester Tel-Aviv (Har-Even & Co.)(contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: November 26, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name	: Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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